

Mailstop 3233

April 19, 2017

Via E-mail
Mr. Edward J. Fitzpatrick
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

> **Re:** **Genpact Limited**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-33626**

Dear Mr. Fitzpatrick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 1A. Risk Factors

Tax matters may have an adverse effect on our operations, effective tax rate and financial condition, page 17

1. We note your disclosure that the Government of India issued assessment orders seeking to assess tax on certain transactions that occurred in 2009, 2010 and 2013. Please tell us how you considered the guidance in ASC Topic 450-20-50-2A through 450-20-50-8 in concluding that it would not be necessary to include disclosure related to the assessment orders in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities